Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Greenlane Holdings, Inc. on Form S-3 ( File No. 333-257654) and Forms S-8 (File Nos. 333-267202, 333-259211, and 333-231419) of our report dated July 18, 2024, which includes an explanatory paragraph as to the company’s ability to continue as a going concern with respect to our audits of the consolidated financial statements of Greenlane Holdings, Inc. as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, which report is included in this Annual Report on Form 10-K of Greenlane Holdings, Inc. for the year ended December 31, 2023.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

July 18, 2024